EXHIBIT 20

For Immediate Release	September 29, 2016

BOWL AMERICA REPORTS FISCAL YEAR EARNINGS

Bowl America Incorporated today reported earnings per share for its 53-week fiscal year ended July 3, 2016, improved to $.42 from $.32 in the prior fiscal year. Earnings per share for the fourth quarter, which included a 14th week, increased to $.10 from $.04 in the 2015 fiscal fourth quarter.

The extra week of revenue, stronger traffic throughout the year, and relatively flat expenses led to higher earnings in both the 2016 quarter and full year. Both years suffered closures due to winter storms. The late start of the league season in fiscal 2016 resulted in the extra week being a league bowling week. Equipment and furnishings at one location reached full depreciation in the third quarter of fiscal 2016 resulting in a decrease in depreciation expense in the fourth quarter.

A more detailed explanation of results is available in the Company’s Form 10-K filing available through the website www.bowlamericainc.com. Bowl America operates 18 bowling centers and its Class A common stock trades on the NYSE MKT under the symbol BWLA.

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BOWL AMERICA INCORPORATED

Results of Operations

	Fourteen Weeks Ended 07/03/16	Thirteen Weeks Ended 06/28/15	Fifty-three Weeks Ended 07/03/16	Fifty-two Weeks Ended 06/28/15
Operating Revenues
Bowling and other	$4,001,660	$3,496,787	$16,878,423	$16,308,611
Food, beverage and merchandise sales	1,748,743	1,511,945	7,219,439	6,815,930
	5,750,403	5,008,732	24,097,862	23,124,541
Operating expenses excluding depreciation and amortization	4,906,267	4,666,279	20,073,439	19,960,091
Depreciation and amortization	143,767	267,523	1,153,121	1,254,541
(Loss) on disposition of assets	(10,035)	(3,854)	(10,035)	(3,854)
Interest, dividend and other income	109,718	119,747	449,998	494,645

Earnings (loss) before taxes	800,052	190,823	3,311,265	2,400,700

Net Earnings	518,712	203,752	2,151,025	1,640,229
Comprehensive Earnings	$852,958	$294,399	$2,684,724	$1,500,514

Weighted average shares outstanding	5,160,971	5,160,971	5,160,971	5,160,971

EARNINGS PER SHARE	.10	.04	.42	.32

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SUMMARY OF FINANCIAL POSITION

Dollars in Thousands

	07/03/16	06/28/15
ASSETS
Total current assets including cash and short-term investment of $1,471 and $912	$2,696	$2,004
Property and investments	29,155	30,058
TOTAL ASSETS	$31,851	$32,062

LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities	$3,293	$2,888
Other liabilities	2,409	2,200
Stockholders' equity	26,149	26,974
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$31,851	$32,062